June 12, 2006

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division Of Corporation Finance
Mail Stop 4561
Attention: Assistant Director Barbara C. Jacobs

Re:	Tidel Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Originally filed on February 3, 2006

Dear Assistant Director Jacobs:

We acknowledge receipt of your comment letter dated March 3, 2006 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Tidel Technologies, Inc. (the “Company”) and provide the following response on its behalf. We enclose a redlined version of the Preliminary Schedule 14A filed on the date hereof, marked to show changes from the version filed on February 3, 2006. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A. The numbering of our responses below corresponds to the numbering of your comments in the Comment Letter.

There have been a number of changes to the subject transaction since the filing of the preliminary proxy statement. The asset purchase agreement between the Company, its subsidiary Tidel Engineering, L.P. and Sentinel Operating, L.P. was amended and restated as of June 9, 2006. In addition, the Company entered into an agreement with Laurus as of June 9, 2006 under which the Company agreed to pay a $8,508,893 sale fee to Laurus in full satisfaction of all amounts and fees (including the $2 million reorganization fee) payable to Laurus under the Agreement Regarding NCR Asset Sale and Other Assets Sales, dated as of November 26, 2004, in respect of the sale of Tidel’s ATM business and also the Cash Security business. In addition, under the June 2006 Agreement with Laurus, Laurus has agreed that upon payment of this sale fee, redemption pursuant to the terms of the stock redemption agreement of the shares of Company common stock that Laurus holds, and performance of certain other obligations, the 2004 Laurus agreement will terminate, that Laurus will provide a general release to Tidel, and that all of Tidel’s obligations to Laurus will terminate. Amendment No. 1 to the preliminary proxy statement discusses these agreements and other changes to the subject transaction in greater detail.

June 12, 2006

1.  We do not believe that the transaction should be treated as a Rule 13e-3 transaction for the reasons set forth on attached Annex I.

2.  We have revised the disclosure to add a discussion of the CSS litigation to the end of the Special Factors section of the preliminary proxy statement.

3.  We have revised the summary section of the preliminary proxy statement as requested in response to this comment.

4.  We have revised the preliminary proxy statement to remove overlapping disclosure as requested in response to this comment.

5.  We have added a separate summary paragraph to highlight the primary reasons for the sale of the electronic cash security systems business.

6.  We have revised the preliminary proxy statement as requested in response to this comment.

7.  We have revised the disclosure to disclose the relationship between Mr. Galgano and Stifel in the “Background of the Asset Sale” disclosure.

8.  We have revised the preliminary proxy statement as requested in response to this comment to identify Laurus’ voting percentage in the “Voting Agreements” disclosure.

9.  We have revised the preliminary proxy statement to provide the disclosure you requested in the “Background to Laurus’ Equity Position” disclosure, except that we have made such changes as we have deemed necessary to conform the disclosure to the facts.

10.    We have revised the preliminary proxy statement as requested in response to this comment in the “Background to Laurus’ Equity Position” disclosure.

11.    We have revised the preliminary proxy statement as requested in response to this comment to describe how the Tidel board of directors satisfied their fiduciary duties in the “Reasons for the Asset Sale” disclosure.

12.    We have revised the preliminary proxy statement as requested in response to this comment to describe the collateral account established for Laurus’ benefit following the ATM business sale in the “Background of the Asset Sale” disclosure.

June 12, 2006

13.    As disclosed by the Company, the Company, Laurus and the Buyer under the asset purchase agreement have amended the exercise and conversion agreement, the stock redemption agreement and the Laurus voting agreement on two occasions to extend certain dates, including the March 31 redemption date, until September 30, 2006. January 13, 2006 will not be the record date. We have not yet set a new record date.

14.    We have revised the preliminary proxy statement regarding the fees payable to Laurus as requested in response to this comment in the “Effects of the Asset Sale” disclosure.

15.    We have revised the disclosure in the preliminary proxy statement to summarize the aggregate amounts payable to Laurus upon the Asset Sale in the “Background of the Asset Sale” and the “Effects of the Asset Sale” disclosures. Please note: (1) the $8,508,893 sale fee payable under the June 2006 Agreement with Laurus is in full satisfaction of all amounts and fees (including the $2 million reorganization fee) payable to Laurus under the Agreement Regarding NCR Asset Sale and Other Asset Sales, dated as of November 26, 2004, in respect of the sale of Tidel’s ATM business and also the Cash Security business; (2) in the event the Laurus shares are redeemed pursuant to the stock redemption agreement for between $3.9 million to $6.5 million then no amount will be due under the exercise and conversion agreement; and (3) in the event the $5.4 million amount is paid under the exercise and conversion agreement then the $3.9 million to $6.5 million redemption fee will not be paid.

16.    We have revised the preliminary proxy statement as requested in response to this comment.

17.    We have revised the preliminary proxy statement to describe the proceeds to unaffiliated stockholders as requested in response to this comment.

18.    We have revised the preliminary proxy statement as requested in response to this comment to describe the impact the sale of substantially all of Tidel’s assets will have on stockholders’ ability to sell their shares.

19.    We have revised the preliminary proxy statement as requested in response to this comment to describe the aggregate range of the redemption amount.

20.    We have revised the preliminary proxy statement as requested in response to this comment to further describe how excess proceeds are calculated. Please note that the $8,508,893 sale fee payable under the June 2006 Agreement with Laurus satisfies all amounts and fees payable to Laurus under the Agreement Regarding NCR Asset Sale and Other Asset Sales, dated as of November 26, 2004.

21.    We have revised the preliminary proxy statement as requested in response to this comment and reformatted the presentation with bullet points as suggested.

22.    We have revised the disclosure in the preliminary proxy statement to describe the acquisition financing being provided to the Buyer by Laurus.

June 12, 2006

23.    We have revised the preliminary proxy statement to correct the heading. There are no material contingent liabilities.

24.    We have revised the preliminary proxy statement as requested in response to this comment to expand the description of the 2004 Laurus financing.

25.    There was no prior relationship between Stifel, on the one hand, and Laurus or Tidel, on the other hand.

26.    We have revised the transaction background discussion in the preliminary proxy statement to describe the economic terms of the transaction and the impact of the negotiation process.

27.    We have revised the preliminary proxy statement as requested in response to this comment.

28.    We have revised the preliminary proxy statement as requested in response to this comment.

29.    We have revised the preliminary proxy statement as requested in response to this comment to explain why the Buyer was selected.

30.    We have revised the preliminary proxy statement as requested in response to this comment.

31.    We have revised the preliminary proxy statement by removing the bullet point you objected to.

32.    We have revised the disclosure in the preliminary proxy statement to clarify that although the stock redemption agreement allows for the payment for up to $400,000 in the aggregate to the two members of the independent committee in the calculation of net assets of the Company on closing the Asset Sale, no determination has been made as of the date of the proxy statement to make such payment.

33.    We have revised the preliminary proxy statement as requested in response to this comment.

34.    We have revised the preliminary proxy statement as requested in response to this comment and have deleted the bullet point describing as a procedural safeguard the ability of the Company’s unaffiliated stockholders to vote on the Asset Purchase Agreement.

35.    The Agreement Regarding NCR Asset Sale and Other Asset Sales, dated as of November 26, 2004, required the proceeds of the ATM sale to be used to repay the $5.4 million of the convertible notes. The exercise and conversion agreement did not accelerate such obligations.

June 12, 2006

36.    We have revised the preliminary proxy statement as requested in response to this comment to remove the qualification.

37.    We have revised the preliminary proxy statement as requested in response to this comment.

38.    We have revised the disclosure in the preliminary proxy statement to confirm that Capitalink had no prior relationships with Messrs. Levenick, Landry or Galgano or with Laurus.

39.    We have revised the “Purpose of the Asset Sale” paragraph in the preliminary proxy statement as requested by you.

40.    We have revised the preliminary proxy statement as requested in response to this comment. Please note, however, that the Agreement Regarding NCR Asset Sale and Other Asset Sales, dated as of November 26, 2004, required the prepayment of the specified indebtedness.

*    *    *    *    *

In connection with responding to your comments, attached please find a certificate signed by the Company containing the three acknowledgments you requested.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether you have any further comments.

Sincerely,

/s/ Adam W. Finerman

cc:   Mark K. Levenick
Tidel Technologies, Inc.

Maryse Mills-Apenteng
SEC, Division of Corporation Finance

Annex I
To Response Letter

1. Introduction. Rule 13e-3(a)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that a “Rule 13e-3 Transaction” includes a transaction or a series of transactions where a proxy solicitation subject to Regulation 14A occurs in connection with the sale of substantially all of the assets of the issuer to an affiliate or a group of affiliates of the issuer and such transaction has either a reasonable likelihood or a purpose of causing a class of equity securities of the issuer to not be authorized to be quoted on an inter-dealer quotation system of any registered national securities association (the “Effects Test”). We do not believe that the transaction at issue is a Rule 13e-3 Transaction because Tidel’s capital stock is quoted on the Pink Sheets, LLC (the “Pink Sheets”) which is not a member of a registered national securities association and therefore the transaction cannot have a reasonable likelihood or purpose of causing Tidel’s capital stock to not be quoted on an inter-dealer quotation system of a registered national securities association. Even assuming the Pink Sheets is a member of a registered national securities association, we do not believe that the Effects Test is satisfied by the transaction at issue because the sale of substantially all of the assets of the issuer does not have either a reasonable likelihood or a purpose of causing a class of equity securities of the issuer to not be authorized to be quoted on an inter-dealer quotation system of any registered national securities association or to change the number of security holders for purposes of Section 15(d) of the Exchange Act to less than 300 persons.

The Pink Sheets. On June 5, 2006 a representative of the Pink Sheets indicated in a telephone conference with Buyer’s counsel that the Pink Sheets is not a member of a registered national securities association. In addition, on June 7, 2006 a representative of the Commission indicated in a telephone conference with Buyer’s counsel that the commission does not consider the Pink Sheets to be an inter-dealer quotation system of a registered national securities association. Therefore the transaction at issue cannot be deemed a Rule 13e-3 Transaction because even if it results in Tidel’s common stock no longer being listed on the Pink Sheets, it will not cause Tidel’s common stock to not be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

The Effects Test. The Commission has repeatedly indicated that a multi-step sale of assets transaction may be a method employed by an issuer and its affiliates for an issuer to “go private”. Interpretative Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 17,719, 1981 SEC LEXIS 1647, pp. 45-46 (April 13, 1981) (the “1981 Release”); Going Private Transactions by Public Companies or Their Affiliates, Exchange Act Release No 16,075, 1979 SEC LEXIS 969, pp.12-15 (August 2, 1979) (the “1979 Release”); Going Private Transactions by Public Companies or Their Affiliates, Exchange Act Release No. 14,185, 1977 SEC LEXIS 352, p. 8 (November 17, 1977) (the “1977 Release”); see also Steven M. Levy, Regulation of Securities SEC Answer Book §§15:3; 15-18 (3rd ed. 2006). Such transactions typically involve a sale of assets followed by the dissolution of the issuer with a distribution of the cash from the sale or a tender offer by the issuer to purchase its shares with the cash from the sale. Id. The Commission’s concern is that these types of going private transactions typically present an opportunity for overreaching by an issuer or its affiliates with respect to unaffiliated security holders due, in part, to a lack of arm’s-length bargaining and the inability of the unaffiliated security holders to influence corporate decisions to enter into such transactions. 1981 Release at pp. 2, 7; Levy at §15:4. Although a stockholder vote may be required to effect such multi-step transactions, controlling stockholders may have sufficient voting power to make such a vote a formality, there may not be a requirement that information be disseminated to shareholders, or the transaction may have a coercive effect. 1981 Release at p. 8; 1977 Release at pp.8, 10-11; Levy at §15:3. If a multi-step sale of assets transaction with an affiliate of the issuer has a reasonable likelihood of, or a purpose of producing, directly or indirectly, the effect of causing a class of equity securities of the issuer to not be authorized to be quoted on an inter-dealer quotation system of any registered national securities association, then the transaction is a “Rule 13e-3 Transaction” subject to the requirements of Rule 13e-3 under the Exchange Act. This method of “going private” is not frequently used because it is cumbersome. Levy at §15:3.

The Commission has stated that it believes that it is reasonable for the protection of investors to require the parties engaging in the transaction to determine whether either prong of the Effects Test is satisfied, as the special position occupied by the persons subject to Rule 13e-3 should enable them to make the necessary determination with respect to the Effects Test before the transaction without substantial difficulty, as they have access to all of the information which is necessary to determine whether the reasonable likelihood test is met. 1979 Release at pp.10-11; Levy at §15:10. The Commission continued by stating that the issuer and the affiliate are “obviously” in a position to know whether a reason for the transaction is to produce a specified effect. 1979 Release at p. 11. The Commission has also stated that the determination of when a transaction by an issuer and its affiliate will be deemed to be part of a series of transactions involving a Rule 13e-3 Transaction “must, of course, be based upon the particular facts and circumstances of each situation”, 1981 Release at p. 18-19, and that “[n]ot all forms of multi-step sale of asset transactions, however, are Rule 13e-3 transactions”, 1981 Release at p. 46. One commentator has stated that “[t]he determination of whether a transaction or series of transactions is likely to produce any of the specified effects is a fact-sensitive inquiry”. Levy at §15:10. Such determination must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects. 1981 Release at pp. 19-20. With respect to the transaction at issue, the parties have reviewed the currently available information and determined that the Effects Test is not satisfied because they do not believe that the transaction is a multi-step sale of assets transaction that has a reasonable likelihood of, or a purpose of producing, the effect of causing Tidel’s common stock to not be authorized to be quoted on an inter-dealer quotation system of a registered national securities exchange. Although on the surface the current transaction may appear to satisfy the Effects Test criteria, a review of the facts and circumstances as mandated by the Commission in connection with the transaction demonstrates that the transaction does not satisfy that criteria and is not subject to the overreaching actions of the issuer or its affiliates with respect to the unaffiliated security holders that the Commission desires to protect.

2

Two of Tidel’s directors, Stephen P. Griggs and Jerrell G. Clay, are the members the independent committee of the Board of Directors of Tidel that negotiated on behalf of Tidel the terms of the transaction at issue with Sentinel. Mr. Griggs beneficially owns no securities of Tidel and Mr. Clay beneficially owns 181,405 shares of common stock of Tidel. Collectively, Messrs. Griggs and Clay beneficially own one half of one percent (0.5%) of the outstanding common stock of Tidel as of April 30, 2006. Neither of Messrs. Griggs or Clay has any interest or relationship whatsoever with Sentinel. The principals of Sentinel are Mark K. Levenick, Raymond P. Landry and Jeffrey R. Galgano. Mr. Levenick beneficially owns 390,000 shares of Tidel common stock, 275,000 of which consist of unexercised options which are currently out of the money. Mr. Landry beneficially owns 38,500 shares of Tidel common stock and Mr. Galgano owns no shares of Tidel common stock. Collectively, Messrs. Levenick, Landry and Galgano beneficially own 428,500 shares of common stock of Tidel, or one and one tenth percent (1.1%) of the outstanding common stock of Tidel as of April 30, 2006 (assuming the exercise of the out of the money stock options held by Mr. Levenick). Mr. Levenick is Tidel’s Interim Chief Executive Officer and a director of Tidel. Mr. Landry is a director of Tidel. Mr. Galgano currently has no interest or relationship whatsoever with Tidel other than as a principal of Sentinel. Laurus Master Fund, Ltd. is a secured creditor of Tidel and beneficially owns 19,251,000 shares of common stock of Tidel, or forty-nine and eight tenths percent (49.8%) of the outstanding common stock of Tidel as of April 30, 2006. In addition, Laurus has entered into a term sheet with the principals of Sentinel to fund the acquisition of the assets of Tidel by Sentinel and to provide a revolving credit facility to Sentinel subsequent to the acquisition, although no definitive agreements have been executed with respect to the transactions contemplated by the term sheets and such documents are still being negotiated. Messrs. Griggs, Clay, Levenick, Landry and Laurus have entered into voting agreements with Tidel and Sentinel pursuant to which they have agreed to vote the shares of Tidel common stock they each beneficially own in favor of the transaction at issue. Such persons collectively beneficially own 19,860,905 shares of Tidel common stock, or fifty one percent (51%) of the outstanding common stock of Tidel as of April 30, 2006 (assuming the exercise of the out of the money stock options held by Mr. Levenick). Thus, this group has enough votes to approve the transaction regardless of the votes of any other stockholders of Tidel. However, this is the only transaction currently contemplated by the parties and in and of itself does not constitute a Rule 13e-3 Transaction, as the transaction has no effect on the authorization of the Tidel common stock to be quoted on an inter-dealer quotation system of a registered national securities exchange.

3

Subsequent to the closing of the transaction at issue, Tidel will be a public company with no operations. As disclosed in the proxy statement, Tidel currently intends to consider all available alternatives subsequent to the closing, which could include the acquisition of another business, a merger with another company etc., but currently has no specific plans for the future. Tidel stated in the proxy statement that it may dissolve and liquidate its assets, discharge its remaining liabilities, and eventually distribute its remaining assets to its stockholders to indicate to Tidel’s stockholders that this is one of many potential alternatives at some uncertain time in the future, but it currently has no plans to do so. Even if Tidel decides to dissolve and liquidate its assets, such action would require the approval of a majority of the shares of outstanding common stock of Tidel at that time under §275 of the Delaware General Corporation Law. Under the terms of the stock redemption agreement Tidel entered into with Laurus on January 12, 2006, as amended, upon the closing of the transaction at issue, Tidel shall repurchase from Laurus all the shares of Tidel common stock held by Laurus and the warrants held by Laurus exercisable for Tidel common stock shall be cancelled. Thus, upon the closing of the transaction, Laurus will no longer beneficially own any shares of common stock of Tidel. As a result, the parties involved in the transaction at issue as described above consisting of Messrs. Griggs, Clay, Levenick, Landry and Galgano and Laurus would collectively beneficially own in the aggregate 609,405 shares of the outstanding common stock of Tidel subsequent to the closing, or approximately three and one tenth percent (3.1%) of the outstanding common stock of Tidel as of April 30, 2006 (assuming the exercise of the out of the money stock options held by Mr. Levenick and the redemption by Tidel of the shares of common stock held by Laurus pursuant to the stock redemption agreement). A review of the filings with the Commission by security holders of Tidel reveals only one current Schedule 13G filing by another unrelated party indicating that it owns 573,500 shares of Tidel common stock as of March 8, 2006, which would represent approximately two and eight-tenths percent (2.8%) of the outstanding common stock of Tidel as of April 30, 2006 on a post-closing basis (assuming the exercise of the out-of the-money options held by Mr. Levenick and the redemption by Tidel of the shares of common stock held by Laurus pursuant to the stock redemption agreement). In addition, at the closing of the transaction at issue Messrs. Levenick and Landry will resign from all positions with Tidel. Thus, on a post-closing basis it is clear that no stockholder has the ability to control any vote of the Tidel common stock, including the persons involved in the transaction at issue. If the participants in the current transaction did control the vote and desired to enter into a Rule 13e-3 Transaction, it would not be prudent or make reasonable business sense to use a cumbersome multi-step sale of assets transaction to accomplish that goal. Since (i) none of Messrs. Griggs, Clay, Levenick, Landry or Galgano or Laurus have the ability after the closing of the transaction to control or coerce any vote of the Tidel common stock with respect to a dissolution or any other type of transaction, (ii) the common stock of Tidel is very widely held and (iii) Tidel has made no determination at this time to effect a liquidation and dissolution, the transaction at issue is not a multi-step sale of assets transaction and should not be viewed as having a reasonable likelihood of, or a purpose of producing, directly or indirectly, the effect of causing a class of equity securities of the issuer to not be authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The facts with respect to the current transaction actually indicate that the concerns of the Commission in regulating Rule 13e-3 Transactions are addressed: (i) the independent committee of Tidel’s board conducted lengthy negotiations with Sentinel in respect of the asset purchase agreement as originally executed as of January 12, 2006 and conducted renegotiations with Sentinel concerning the amendment and restatement of the asset purchase agreement in June 2006, (ii) Tidel’s unaffiliated security holders will have an opportunity to vote on and be in a position to influence any proposed fundamental corporate actions subsequent to the closing of the transaction, (iii) information regarding any such proposed fundamental corporate actions would be required to be disseminated by Tidel to its unaffiliated security holders prior to any vote thereon, (iv) information regarding the transaction at issue will be disseminated by Tidel to its unaffiliated security holders in the proxy statement, and (v) due to the widely held nature of Tidel common stock ownership subsequent to the closing of the transaction at issue any second step transaction will not be coerced by control affiliates.

4

Conclusion. Based upon the analysis above, we do not believe that the transaction at issue is a Rule 13e-3 Transaction.

5

Tidel Technologies, Inc.
2900 Wilcrest Drive, Suite 105
Houston, Texas 77042

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division Of Corporation Finance, Mail Stop 4561
Attention: Assistant Director Barbara C. Jacobs
June 5, 2006

Re:	Tidel Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Originally filed on February 3, 2006

Dear Assistant Director Jacobs:

We acknowledge receipt of your comment letter dated March 3, 2006 with regard to the above-referenced matter. Tidel Technologies, Inc. (the “Company”) acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tidel Technologies, Inc.

By:	/s/ Mark Levenick
Name: Mark Levenick
Title: President and Interim Chief Executive Officer